Exhibit 99.2

NEWS RELEASE

New York – AG	May 28, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Announces Voting Results from Annual General Meeting and Management Update

VANCOUVER, British Columbia—First Majestic Silver Corp. (“First Majestic” or the “Company”) is pleased to announce the voting results for its annual general meeting held on May 27, 2021.

A total of 97,420,710 shares were represented at the meeting, being 43.72% of the Company’s issued and outstanding common shares. Shareholders approved all matters brought before the meeting as follows:

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Keith Neumeyer	60,657,981	99.53	288,354	0.47

Douglas Penrose	59,379,149	97.43	1,567,186	2.57

Marjorie Co	60,385,223	99.08	561,113	0.92

Ana Lopez	60,614,574	99.46	331,761	0.54

Thomas Fudge, Jr.	60,680,658	99.56	265,677	0.44

Jean Des Rivières	60,684,245	99.57	261,989	0.43

SAY ON PAY ADVISORY VOTE

Votes For	% For	Votes Against	% Against

59,641,694	97.86	1,304,642	2.14

In addition, the re-appointment of Deloitte LLP as auditors for the Company and setting the total number of directors to six, as outlined in the Circular, were also approved by a majority vote of shareholders present in person or represented by proxy. Robert McCallum was not a nominee for re-election as a director as he has fulfilled his term under the Director Tenure Policy.

MANAGEMENT UPDATE

The Company announces today that Raymond Polman, Chief Financial Officer, has communicated his plans to retire after 15 successful years with the Company. Mr. Polman will remain in his current position until a replacement has been transitioned into the role. It is expected that a new CFO will be announced by the end of the third quarter.

Keith Neumeyer, President and CEO, states, “Ray has been an important member of First Majestic for the past 15 years and his financial leadership has assisted in building First Majestic into the world-class silver company it is today. I’m grateful for his contributions to the business and wish him all the best in his retirement. In addition, I would like to thank Robert McCallum for his long-standing directorship to First Majestic. Rob has been with the Company since inception and his contributions have enabled First Majestic to grow into one of the world’s largest silver companies. Both Ray and Robert will be greatly missed, however, both will be available for advisory roles over the next 12 months.”

Additionally, the Company is pleased to announce the appointments of Michael Deal as its General Manager of the Jerritt Canyon Gold Mine and Edward Kirwan as Director of Environment. Mr. Deal has over 17 years of mining and mineral processing experience and was most recently Processing Manager and Regional Metallurgist for Nevada Gold Mines, a joint venture between Barrick Gold and Newmont. Mr. Kirwan has over 34 years of environmental, sustainability and project management experience in the mining industry and most recently held environmental positions at Tahoe Resources, Silver Standard Resources and KHGM. Also, effective today, Greg Kulla has resigned from the Company as Vice-President of Exploration and a search for his replacement has begun.

RENEWS ATM PROGRAM

The Company announces it has today entered into an equity distribution agreement (the “Sales Agreement”) with BMO Capital Markets and TD Securities (the “Agents”) pursuant to which the Company may, at its discretion and from time-to-time until June 18, 2023, sell, through the Agents, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$100.0 million (the “Offering”). Sales of Common Shares will be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the “NYSE”), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement to the base prospectus included in the Company’s existing US registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated May 18, 2021. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The US prospectus supplement (together with the related base prospectus) will be available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Agents will provide copies of the US prospectus and US prospectus supplement upon request by contacting BMO Capital Markets (c/o BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627, or by email: bmoprospectus@bmo.com).

The Company expects to use the net proceeds of the Offering, if any, together with the Company’s current cash resources, to develop and/or improve the Company’s existing mines and to add to the Company’s working capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: sales under the ATM and the use of proceeds thereof; appointment of a new CFO; the Company’s business strategy; and commercial mining operations. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business—Risk Factors” in the Company’s most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.